Exhibit 99.62

PRESS RELEASE
Aya Gold & Silver Reports Q2-2025 and
Mid-July Production Results

MONTREAL, Quebec, July 24, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce production of 1.04 million (“M”) ounces (“oz”) of silver (“Ag”) for the second quarter of 2025 at its Zgounder Silver Mine, located in the Kingdom of Morocco.
Q2-2025 Production Highlights

Production Metrics	Q2-2025	Q2-2024	Variance
Silver production (oz)	1,042,317	432,667	140.9%
Ore processed (t)	273,471	80,562	239.5%
Silver recovery (%)	86.5	84.7	2.1%
Mill availability (%)	98.2	95.4	2.9%
Mine production (t)	241,288	114,025	111.6%
“Our Q2 production results reflect strong operational execution during a pivotal ramp-up period,” said Benoit La Salle, President & CEO. “The new plant is now running above nameplate capacity, with recoveries at or above feasibility study levels. Stripping in the open pit during the first half has laid the groundwork for the expanded mine plan, while improved sequencing underground is already driving higher grades. July is off to an exceptional operational start, with KPIs such as grades, throughput, and recoveries all exceeding expectations—clearly demonstrating that our efforts are translating into results. I am proud of the team’s performance and confident in a strong second half as we continue unlocking Zgounder’s full potential.”

June 2025 Summary
•Silver production of 350,212 oz, adjusted for 7,323 oz of concentrate sales, for net production of 342,888 oz of silver.
•Mill throughput averaged 3,054 tonnes per day (“tpd”), above nameplate capacity.
•Silver recovery reached 92%, a monthly record, exceeding plan.
•Mine production reached a record 2,899 tpd, reflecting steady operational improvements in line with our planned ramp-up sequence.

May and June were planned transition months, dedicated to improving mining rate to position the operation for higher silver production in H2-2025. We are reverting to quarterly production reporting and will continue to provide updates on key milestones as they are achieved between quarters.

Q2-2025 Summary
•Silver production of 1.04M oz in Q2-2025.
•Tonnes processed of 273,471 tonnes (“t”) in Q2-2025 a quarterly record with an average milling rate of 3,005 tpd.
•Silver recovery of 87% in Q2-2025, are in line with plan.
•Mine production of 241,288t in Q2-2025, a quarterly record, with an average mining rate of 2,652 tpd.
•Mill availability of 98% in Q2-2025, a quarterly record.

Q2-2025 Operational Update
The second quarter was marked by several key milestones as we continued to deliver operational improvements and advance our ramp-up plan. The Zgounder Mine achieved an average mining rate of 2,652 tpd — with production split 64% open pit and 36% underground.
Mill capacity and recovery rates also improved steadily, reaching 3,005 tpd and 87%, respectively in Q2-2025. The Corporation expects to sustain these recovery rates and further increase milling capacity in H2-2025 of the year as bottlenecks have been identified and are being resolved. A total of 1.04M oz of silver was produced during the quarter.

Mining rates at both operations were successfully accelerated to near steady-state levels. With additional mining equipment being mobilized in Q3-2025, the mine ramp-up is on track for completion by year-end. Ore stockpile inventories remain stable and sufficient to support the final stages of ramp-up and the planned increase in milling throughput.
Finally, several initiatives are underway to better control blast movement and improve ore recovery and dilution in the open pit, with promising preliminary results.
Mid-July Operational Update
Operations are outperforming expectations in July. Silver recoveries remain strong at an estimated 94% month-to-date, supported by increased throughput following mid-month optimization work. Milling rates reached a record 3,464 tpd on July 21, and silver production totaled approximately 270,000 oz as of this date—despite three days of planned downtime.
Underground development remains on track, with the ramp advancing to the 1,825m level. Mining has begun at level 1,950m, already delivering better grades of up to 227g/t. Two new raises (air and services) are on schedule for Q3-2025 completion to enhance safety and reduce interaction with open pit operations.
At the open pit, ramp-up continued with accelerated waste stripping to access higher-grade zones. As part of the “super-pit” initiative, surface infrastructure has been relocated, clearing the way for full-area mining in Q3-2025.
Q2-2025 Earnings Notice
Aya will release its second quarter 2025 results on Thursday, August 14, 2025 before market opens. Management will host a conference call on the same day at 10 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows:
Webcast link: https://edge.media-server.com/mmc/p/rnx3x2qj
Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form.
https://register-conf.media-server.com/register/BIc319d393f7ec4b1aa2f9d5f261c28d70
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

The webcast replay will be archived and will be available for replay following the live call. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
Qualified Person
The technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, who is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “confident”, “potential”, “expect”, “on track”, “schedule”, “continue”, “increase”, “plan”, “strong”, “solid”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the capacity of the Corporation to achieve continued improved production results namely mining, milling, processing, recoveries and overall production and throughput to improve and achieving a solid second half of 2025, unlocking Zgounder’s full potential, achieving mine-rate ramp-up by year-end, and other operational milestones. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability of the plant to operate per its designed and intended purpose, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.